September 20, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street NE

Washington, DC 20549

Re:	Baiya International Group Inc.

Amendment No. 2 to Registration Statement on Form F-1

Filed September 10, 2024

File No. 333-275232

Dear Sir/Madam:

On behalf of Baiya International Group Inc. (the “Company”), we are responding to the Staff’s comment letter dated September 18, 2024, related to the above referenced Registration Statement on Form F-1.

For ease of reference, we have copied the Staff’s comments in italics as indicated below with the Company’s responses.

Amendment No. 2 to Registration Statement on Form F-1 filed September 10, 2024

Contractual Arrangements among Pengze WFOE, Gongwuyuan, and the Shareholders of the VIE, page 3

1.	We note your disclosure on page 6, the second paragraph, where you disclose “Additionally, such determination by the PRC government and changes or interpretations in PRC Laws, if occurred, may cause significant decline in the value of our shares, or even render our shares worthless; — We rely on Contractual Arrangements with the VIE and certain shareholders of the VIE to consolidate financial results of the PRC operating entities. We do not have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE.” For a description of the VIE contractual arrangements, see ‘Corporate History and Structure — Contractual Arrangements among Pengze WFOE, Gongwuyuan, and the Shareholders of the VIE’ starting on page 90 of this prospectus.” Please augment your disclosure here and on page 90, to state how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements.

RESPONSE: In response to the Staff’s comments, the Company has revised its disclosures on Page 6 and Page 93.

ARIZONA • CALIFORNIA • COLORADO • CONNECTICUT • DELAWARE • FLORIDA • GEORGIA • ILLINOIS • INDIANA • KANSAS • KENTUCKY • LOUISIANA MARYLAND • MASSACHUSETTS • MINNESOTA • MISSISSIPPI • MISSOURI • NEVADA • NEW JERSEY • NEW MEXICO • NEW YORK • NORTH CAROLINA OHIO • OREGON • PENNSYLVANIA • RHODE ISLAND • TENNESSEE • TEXAS • UTAH • VIRGINIA • WASHINGTON • WASHINGTON D.C. • WEST VIRGINIA

September 19, 2024

Use of Proceeds, page 68

2.	You state you estimate you will receive from the offering of 2,500,000 shares at an assumed offering price of $5.00 per share net proceeds of approximately $10.36 million after deducting estimated underwriting discounts and commissions and estimated offering expenses. It appears after deducting the disclosed underwriting discount of $975,000 and the estimated offering expenses of $2,846,330 disclosed on page 159 net proceeds are $8,716,170. Please advise and revise here and applicable amounts in Capitalization and Dilution as appropriate.

RESPONSE: In response to the Staff’s comments, the Company respectfully clarifies that the net proceeds of approximately $10.36 million is after deducting (i) $937,500 in estimated underwriting discounts (7.5% of gross proceeds), (ii) $260,500 in additional fees to underwriter, and (iii) $939,451 other offering expenses (the “Other Offering Expenses”); but excludes $1,646,379, which represents expenses that were already charged to the Company’s operating expenses. The Other Offering Expenses include (1) deferred IPO costs that will be charged to shareholders’ equity upon the completion of the IPO, under (“ASC”) 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering, and (2) anticipated offering expenses that will be incurred for completion of the IPO.

For pages 70 and 71 (Capitalization and Dilution), the Company used $10.36 million as the net proceeds which did not include the expenses that were already charged to the Company’s operating expenses.

For page 159, the estimated offering expenses of $2,846,330 represented the total of all estimated offering expenses, which include already-incurred expenses and anticipated to-be incurred expenses by the Company in connection with the registration of the securities registered hereby, including (a) expenses that were already charged to the Company’s operating expenses, (b) deferred IPO costs which will be charged to shareholders’ equity upon the completion of the IPO, and (c) anticipated other offering costs for completing the IPO; but did not include underwriter commission of 7.5% of gross proceeds.

	Pages 70 & 71		Pages 159
	Without over-allotment option*		Without over-allotment option
Par Value	0.0001		0.0001
Offering amount	$12,500,000		$12,500,000
Offering shares	2,500,000		2,500,000
Underwriter’s commission (7.5%)	937,500		N/A
Additional fees to underwriter**	260,500		260,500
Expenses that were already charged to the Company’s operating expenses	N/A	*	1,646,379
Other offering expenses ***
Legal	782,651		782,651
Accounting fees and expenses	106,800		106,800
Miscellaneous expenses	50,000		50,000
Net proceeds	$10,362,549		$9,653,670

*	Excludes expenses that were already charged to the Company’s expense.
**	Consists of 1% of gross proceeds at the closing of the offering for nonaccountable expenses, up to $150,000 accountable expenses, and $150,000 advisory fee; the Company already paid $164,500.
***	Other offering expenses include 1) deferred IPO costs that will be charged to shareholders’ equity upon the completion of the IPO, under (“ASC”) 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering, 2) anticipated offering expenses that will be incurred for completion of the IPO.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

September 19, 2024

Please contact me at 916-646-8288, or my partner, Daniel B. Eng, at 415-262-8508, with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Very truly yours,

/s/ John P. Yung
John P. Yung of LEWIS BRISBOIS BISGAARD & SMITH llp

cc:	Weilai Zhang, Chairman of Baiya International Group Inc.
Siyu Yang, CEO of Baiya International Group Inc.
Dian Zhang, CFO of Baiya International Group Inc.
Fang Liu, Partner, VCL Law LLP

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com